Exhibit 99.6

May 20, 2020

Dear Shareholders:

First, I hope you and your loved ones are safe and have been weathering the Covid Pandemic without difficulties. It is a strange event in our history and repercussions of the virus and how people and governments have reacted to it will last for some time.

In your Company’s case, the Covid-19 issue has resulted in temporary suspension of Mexican government and court processes which are dealing with our environmental permit application and the legal issues that we want resolved. We have top notch environmental and legal experts so I am confident that these matters will resolve favourably after offices reopen. In the meantime, waiting and uncertainty has severely hurt our share price.

Nevertheless, the project has very robust economics. The base case in our December 2018 feasibility study demonstrated an after tax 42% IRR, and an after tax US$311 million net present value. These were calculated using a 5% discount rate, US$1,275 for gold and US$17 for silver. It is my belief that gold and silver prices are at the beginning of a long bull market.

Our environmental impact study preparatory to the permit application found no difficult issues. The deposit is unusual in that it is hosted mostly in limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough buffering potential present in the waste rock to neutralise any acid generated by sulphides. There are no parks, reserves or zones restricted to development in the area. We have received our archaeological clearances and the mine plan uses dry stack technology with no tailings dam. Currently local residents get their water supply from higher elevation than the project area and our plan is to build a dam to capture surface runoff water that is not used at present and this dam will provide water for mine use and for the use of local communities for irrigation etc. This dam will be left for the use of these communities after mine closure. The project surface area is covered by private properties and we have made numerous land purchase agreements for fee simple ownership of these. Over 800 local people have signed a letter asking SEMARNAT (the environmental agency) to approve our environmental permit.

There are few such quality projects as Ixtaca that are not yet under development. Be assured your management team here will continue efforts to get this value recognized in the market and advance the project.

I look forward to reporting progress for our project in the months ahead. Sincerely,

“Duane”

Duane Poliquin, Chairman